Williams Partners L.P.

One Williams Center

Tulsa, Oklahoma 74171

(918) 573-2000

April 10, 2012

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Williams Partners L.P.

Registration Statement on Form S-3

Filed March 2, 2012

File No. 333-179883

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Williams Partners L.P., a Delaware limited partnership (the “Company”), respectfully requests that the effective time of the above referenced Registration Statement on Form S-3 filed by the Company (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern Daylight Time, on April 12, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Sincerely,

Williams Partners L.P.

By: Williams Partners GP LLC,

        its General Partner

By:  /s/ Craig L. Rainey

        Craig L. Rainey

        General Counsel

cc:	Lisa Kohl, Staff Attorney

Brigitte Lippmann, Special Counsel

Richard M. Russo, Gibson, Dunn & Crutcher LLP

Robyn E. Zolman, Gibson, Dunn & Crutcher LLP

Acceleration Request